Exhibit 10.01

September 16, 2013

RE: Offer of Employment – Chief Financial Officer

Dear John,

I am pleased to confirm our offer of employment to join Einstein Noah Restaurant Group, Inc. as Chief Financial Officer (CFO) reporting directly to me. We are proud of the outstanding team that we’ve built and I am confident that you will be an exceptional addition. Your bi-weekly pay will be $12,692 ($330,000 per/annum) and your target incentive bonus for this position is 75% ($247,500) of your base compensation. Further description of the bonus plan is addressed later in this letter and your start date will be October 28, 2013 or sooner. Additionally the company will provide a $50,000 signing bonus to you, payable in your first 30 days of employment, which is intended to recognize and partially compensate for forfeited value from your existing long and short term incentive programs.

As a regular, full-time employee of Einstein Noah Restaurant Group, Inc., you will be eligible to participate in the employee benefit plans that are offered to regular exempt staff. A description of those benefits plans will be provided to you under separate cover. In normal circumstances you would be eligible for medical and dental coverage on the first of the month following 30 days of employment, and in your case, if required, we will provide a medical and dental subsidy to pay for the equivalent coverage for you and your family in this interim period. As a highly compensated employee, you are not able to participate in our 401(k), but, depending on your age you may be eligible for the 401(k) catch up provisions as allowed by the IRS. In addition, you will be eligible to participate in our Non-Qualified Compensation Plan subsequent to Board of Director approval. With respect to vacation benefits, you will be provided with 27 days in accordance with the company’s Paid Time Off Policy. Your benefit is prorated in 2013 based on your start date and the specifics of this policy will be explained under separate cover.

In addition to the above mentioned benefits, the Company will also provide you with company-paid life insurance of $400,000 and Long Term Disability based on your base salary of $330,000. You will also be eligible to participate in our Flexible Spending Account, providing you the ability to defer a portion of your health and welfare out of pocket expenses in pre-tax dollars.

Bonus Plan

As a participant in the Corporate Bonus Plan, you will be eligible for a target incentive bonus based on 75% of your base salary. The incentive bonus is based on the achievement by the company of a combination of financial measures (EBITDA, same store sales and system wide revenue), which represents 80% of your bonus target as well as your accomplishment of individual performance goals, which represents 20% of your bonus target. Your bonus for 2013 will be prorated based on your start date, and as a further inducement to convince you to join us, we have agreed that if the final calculation of your 2013 bonus earned is less than $50,000 before taxes and other normal withholdings, the company will provide a one-time transition payment top up to total $50,000.

Long Term Incentive Compensation

The Company will provide you with the following equity compensation, subject to approval by the Compensation Committee of the Board of Directors at its next regularly scheduled meeting on October 28, 2013:

•	An initial grant of 40,000 stock options, which will vest according to the following schedule: 26,667 on February 25, 2015 and 13,333 on February 25, 2016. If approved, the exercise price will be based on the closing price of the company stock on October 28, 2013. This option award will expire 10 years from the date of grant provided you are still employed by the company.

•	An initial grant of 20,000 restricted share units (RSU’s), which will vest according to the following schedule: 13,334 RSU’s on February 25, 2015 and 6,666 RSU’s on February 25, 2016.

•	As discussed, this initial LTI award includes both a “starter grant” in recognition of the importance of this senior executive position in the company and recognition of forfeited equity value at your previous employer as well as the LTI grant for 2014 that you would normally be awarded in February of 2014. We are accelerating your 2014 LTI grant based on your start date. As a result, your next annual LTI award will be in February of 2015 according to the company Omnibus Plan and at the sole discretion of the Board. The specifics of the plan are explained under separate cover.

•	In the event of a change in control, the above mentioned stock options and restricted shares will vest in accordance with your Change in Control Agreement.

Change in Control

•	The company will provide a Change in Control Agreement consistent with change in control agreements provided to other executives at your level. Please note that this agreement is subject to Board of Director approval.

Severance

•	The company will provide you with a non-cause termination severance benefit of 12 months of base salary only for a period of 12 months from your start date. Thereafter this severance provision will expire and you will be provided a non-cause termination severance benefit consistent with company policy at that time.

Normal Withholdings

•	Please note that all cash and equity based compensation referred to in this agreement is subject to normal withholdings.

Background Check

•	As discussed and as a matter of normal course, this offer is contingent upon our receipt of a satisfactory report regarding a background check on you, which will be conducted by KROLL Background America, Inc.

John, the Einstein Noah management team is excited about you joining our company and we look forward to the contributions you will make to our future success. Please acknowledge your acceptance of this offer of employment in the space provided and return a copy to me prior to your start date. Alternatively you may send a copy back to Dean Mackey, Executive Vice President of Human Resources.

Again, I welcome you to the Einstein Noah team and look forward to working with you. Congratulations!

Sincerely,

/s/ Jeffrey J. O’Neill
Jeffrey O’Neill
Chief Executive Officer

I hereby accept the offer as stated above and also acknowledge that I do not have any contractual obligations or non-compete agreements which would inhibit me from performing my duties of Chief Financial Officer of Einstein Noah Restaurant Group, Inc.

Signature:	/s/ John Coletta John Coletta	Date: September 22, 2013

Witness Signature:	/s/ Michelle Coletta Michelle Coletta	Date: September 22, 2013